UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NIO Inc.

(Name of Subject Company (Issuer))

NIO Inc.

(Name of Filing Person (Issuer))

0.50% Convertible Senior Notes due 2027

(Title of Class of Securities)

62914VAF3

(CUSIP Number of Class of Securities)

Yu Qu

Chief Financial Officer

Building 19, No. 1355, Caobao Road

Minhang District, Shanghai 201804

People’s Republic of China

Telephone: +86 21-6908 2018

with copy to:

Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by NIO Inc. (the “Company”) on December 26, 2024 (the “Schedule TO”) with respect to the right of each Holder of the Company’s 0.50% Convertible Senior Notes due 2027 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Repurchase Right Notice to Holders of the Notes issued by the Company dated as of December 26, 2024 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice as amended and supplemented hereby, is incorporated herein by reference. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Repurchase Right Notice or in the Schedule TO.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Repurchase Right Notice

The Repurchase Right Notice and the corresponding Items 1 through 9 of Schedule TO into which such information is incorporated by reference are hereby amended as follows:

1.	The second to last paragraph on the cover page of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“To exercise your Repurchase Right and receive the Repurchase Price, you must deliver the Notes through the transmittal procedures of the Depository Trust Company (“DTC”) between 9:00 a.m., New York City time, on Monday, December 30, 2024 (the “Commencement Date) and 5:00 p.m., New York City time, on the Expiration Date. Notes delivered through the transmittal procedures of DTC for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, by complying with the withdrawal procedures of DTC. The surrender by a Holder of any Notes to DTC via the transmittal procedures of DTC’s Automated Tender Offer Program will constitute delivery of a Repurchase Notice that satisfies such Holder’s notice requirements for its exercise of its Repurchase Right. DTC’s ATOP system only commenced receiving surrender of Notes at 9:00 a.m., New York City time, on the Commencement Date and any surrender of Notes delivered prior to this time will not be accepted by the ATOP system.”

2.	The paragraph under the heading “When does the Repurchase Right expire?” on page 3 of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“Your right to exercise the Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, January 30, 2025 (the “Expiration Date). If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and by issuing a press release. (Page 7)”

3.	The paragraph under Section “The Company’s Obligation to Purchase the Notes” on pages 7-8 of the Repurchase Right Notice is hereby amended by deleting the fourth sentence in the paragraph in its entirety and replacing the fifth and sixth sentences in such paragraph with the following:

“The Indenture does not provide us with the right to delay the Repurchase Date at our sole discretion. If the offer period is extended, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and by issuing a press release.”

4.	The paragraph under the heading “Can the Company redeem the Notes?” on page 2 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such paragraph before the page number reference of “(Page 10)”: “In addition, the Company will not redeem the Notes before February 13, 2025 pursuant to Rule 13e-4(f)(6)(i).”

5.	Section “Redemption” on pages 9-10 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such section: “In addition, the Company will not redeem the Notes before February 13, 2025 pursuant to Rule 13e-4(f)(6)(i).”

6.	The following clause “(ii) release and discharge the Company and its directors, officers, employees, and affiliates from any and all claims you may now have, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes” under the fourth bullet point in Section “Agreement to Be Bound by the Terms of the Repurchase Right” on page 11 of the Repurchase Right Notice is hereby amended by adding the following words at the end of such clause: “, but excluding any claims arising under federal securities laws,”

7.	The fourth paragraph in Section “Right of Withdrawal” on pages 13-14 of the Repurchase Right Notice is hereby amended by replacing the first sentence with the following:

“In addition, pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act” ), Holders are advised that if they timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes after February 27, 2025 (New York City time) in the event that we have not yet accepted the Notes for payment on or prior to February 27, 2025 (New York City time).”

8.	The fifth paragraph under Section “Right of Withdrawal” on pages 13-14 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such paragraph: “Holders are not foreclosed from challenging our determination in a court of competent jurisdiction in accordance with the Indenture.”

9.	The first paragraph under Section “Plans or Proposals of the Company” on pages 14-15 of the Repurchase Right Notice is hereby amended by replacing the first sentence with the following:

“Neither the Company nor its directors and executive officers currently has any plans, proposals, or negotiations that would be material to a Holder’s decision to exercise the Repurchase Right, which relate to or which would result in:”

10.	The first paragraph under Section “Additional Information” on page 18 of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.”

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1) †	Amended and Restated Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of January 10, 2025.

(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

107†	Filing Fee Table.

* Previously filed.

† Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1) †	Amended and Restated Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of January 10, 2025.

(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.

(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).

(b)†	Filing Fee Table

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIO Inc.

By:	/s/ Bin Li
Name: Bin Li
Title: Chairman of the Board of Directors and Chief Executive Officer

Dated: January 10, 2025